

Mail Stop 3561

February 26, 2009

Via U.S. Mail

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re: Smart Kids Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed February 9, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed your responses to the comments in our letter dated January 6, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Cover

2. We note that you will be applying to the OTCBB. Please revise the third paragraph on the cover page to delete reference to the pink sheets. Please make similar revisions throughout the prospectus as appropriate.

Summary - General, page 2

3. Please clarify the meaning of the term "digital media site" and explain how it

       differs from a conventional website.

4. Please revise the second paragraph of this section to describe the nature of your license. It appears that you hold a license to use existing content and to develop new content using certain characters. We note, for instance, that you disclose in the first sentence under "Summary of Our Products" that you "license and produce certain content." Please revise to clarify.

5. We note your response to prior comment 5. Please provide additional discussion in the Summary section regarding your strategy for generating revenues from your digital media assets, website and character based merchandise. Also, describe how you intend to generate revenues through your education and information services, digital media games and downloadable books and videos. For each product, you should provide clear and concise disclosure regarding your existing marketing and distribution channels. Similarly, revise your Description of Our Business section to describe in detail this aspect of your business.

6. Refer to the third paragraph on page 2. Please revise to briefly describe the sources of your digital media content, including educational and informational books, songs and videos. Discuss any quality controls you will implement to ensure the accuracy of the information available on your website. If material, please discuss any copyright-related issues. Similarly, revise your Description of Our Business section to describe in detail this aspect of your business.

7. Please disclose whether you intend to provide free content on your website.

8. We note your response to previous comment 7. Please revise to identify the website ranking service you will use to determine whether you are ranked first in website rankings and describe the ranking criterion. In addition, describe the method you will use to determine that you are the "preferred online community" visited by 6-12 year olds.

9. Please revise the Summary section to disclose that "Be Alert Bert" is currently broadcasting in South America and Europe and to more clearly explain why you are not generating revenues from the current broadcasting of "Be Alert Bert". Also, please include a discussion of the company's plans to negotiate renewals relating to these broadcasts.

Summary of Our Products, page 2

10. Please briefly describe the specific steps you have taken to develop the new television series "The Adventures of Bert and Clare" and an expected timeline for completion. In addition, please revise this section to provide similar disclosure

regarding the company's character-based merchandise, the website for kids, the planned franchised retail outlets, the physical fitness products and any other significant projects

Business Objectives, page 3

11. You state that your primary objective is to establish international brand recognition. However, there are several shorter term objectives which must be accomplished in the interim. Please revise this section to provide a realistic presentation of your intermediate objectives.

Licensing Agreement, page 3

12. Refer to the third sentence of this section. Please revise your disclosure to clarify whether a worldwide exclusive royalty-free license was received or granted by the company. Please make similar changes throughout the prospectus.

13. Please revise your filing to discuss the method that will be used to determine the fair market value of the licensed products in the event SKIH extends the sublicense agreement in perpetuity. Define the term "SKGP" the first time it is used in the document or correct throughout the filing.

Organizational history, page 3

14. We note that the term "EDUtainment" appears at times in this prospectus. However, it is unclear whether your "EDUtainment" products and "digital media assets" are the same thing. Please revise your language for consistency and clarity.

Our History Of Losses Is Expected To Continue, page 6

15. We note your response to previous comment 11. Please revise your disclosure to state whether any of the anticipated $12 million in additional financing will be used to develop and market your character-based merchandise, website for kids or planned franchised retail outlets or provide separate disclosure regarding the timeline and funding for these products.

There exists uncertainty with regards to our ability…, page 9

16. Refer to the third sentence on page 10. Please clarify whether you have a current application pending with the U.S. PTO.

Selling Stockholders, page 14

17. Refer to footnote 1. Where the shares are jointly owned, please identify the individual(s) possessing dispositive control and voting control over the securities.

Relationships, page 19

18. We note your response to prior comment 13. Exhibit 10.9 appears to be incomplete. In your next amendment, please file the complete agreement, signed by all parties to the agreement, and without blank spaces. Note that the agreement should be formatted and filed such that words at the margins of the pages are not obscured or otherwise incomplete.

19. Refer to the third sentence in this section. Please expand your disclosure to describe Reich Brothers' responsibilities under the Advisory Agreement once the registration statement becomes effective.

20. We note your disclosure in the second paragraph of this section. If Reich Brothers is an affiliate of a broker-dealer, please disclose, if true, that Reich Brothers acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that Reich Brothers is an underwriter.

Directors, Executive Officers, Promoters and Control Persons, page 21

21. Please revise to expand your description of the relevant work experience of each of your directors and executive officer during the past five years. Refer to Item 401(e) of Regulation S-K.

22. Please provide additional disclosure regarding the 54 TV series shows credited to Mr. Shergold from 1992 to 2001. Specifically, please describe in greater detail Mr. Shergold's responsibilities with respect to these shows.

23. You state that Mr. Ruppanner has served as "lead executive" for several public and private companies since 1995. However, it appears that Mr. Ruppanner worked only as a consultant during this period. Please expand your discussion of this portion of Mr. Ruppanner's work history to clarify.

Employment Agreements, page 25

24. We note your response to prior comment 16. Please create a risk factor to discuss the difficulties of managing a public company, including establishing acceptable

internal controls surrounding financial reporting, and executing a business plan, in light of the fact that two of your key employees are primarily engaged in software development.

Websites, page 29

25. Please revise the second paragraph to clarify, if true, that the "Live at the Hive" website is intended to be your primary interface with the public and will be the website through which your digital media will be provided. Please make similar revisions to the Summary.

The TV Series: "Be Alert Bert", page 29

26. Please revise to disclose the approximate expiration dates of the one-time broadcast sales by Mr. Shergold and the anticipated amounts of future revenues that the company expects to receive after renegotiating the rights to these broadcasts. In addition, please disclose whether the company expects to continue making one-time sales or expects to make future sales on different terms. Please revise accordingly.

Merchandising, page 30

27. Your disclosure in the first sentence of this section is unclear. Do you mean that the show is popular now or that it will be popular in the future? Please revise to clarify. In addition, please substantiate any claims made with respect to the show's current popularity.

28. You state that you expect to complete your "merchandising plan" by the fourth quarter of 2009. Do you expect that you will bring the merchandise to market in 2009 or merely that you will finalize the merchandising portion of your business plan? Please revise for clarity.

Upcoming Development Plans page 32

29. Please expand this section to discus your milestones in detail, rather than in sketch form. For instance:
   - discuss how and when you will acquire the movies, games, songs, etc. that will be downloadable from the website;
   - provide a more complete description of the barter method and whether you have had success with this method in the past;
   - revise to explain what it means to "complete [kiosk] project design" and whether additional steps and funding will be necessary to roll out the kiosks;

- describe the specific steps you will take to license the new series domestically and internationally;
- disclose how you will use any existing marketing and distribution channels and how you will acquire new ones;
- disclose whether you will need to hire additional employees or independent contractors or salesmen; and
- revise the plan to update your progress during this calendar year.

Please note that this list is not all-inclusive. Instead, the above are examples of the nature of the revisions you should make. Because you have very limited operations at present, it is important that you provide investors with a detailed and realistic plan of operations for the next twelve months. Please revise accordingly.

Summary of Product Development and Profitability, page 33

30. Please revise your table to provide greater detail regarding specific milestones and the funds required to meet them. In addition, please clarify the difference between "designed" status and "planned" status.

Liquidity and Capital Resources, page 38

31. We note your response to previous comment 24 and reissue. Please disclose quantitative information relating to your overhead expenses and cash flow to date, including the average amounts spent on administrative costs, legal fess and filing fess. Provide additional discussion regarding the arrangements you have made to pay certain necessary service providers as soon as you are able to successfully obtain financing, including the names of the service providers and the services provided. Provide quantitative information regarding the overhead fees currently being paid by your officers and directors.

Director Independence, page 42

32. We note your response to prior comment 25. Please create a risk factor to discuss the risks associated with the fact that the company has no independent directors and no independent audit or compensation committees.

Part II, page 45

Item 15. Recent Sales of Unregistered Securities, page 45

33. Refer to the final paragraph on page 46. You state that the company received an aggregate of $177,00 from stock subscription agreements "wherein upon the Company raising additional capital, these amounts are immediately convertible at

ten (10) cents per share into 1,346,000 and 420,000 common shares". Please revise the quoted language for sense and explain why there are two separate conversion amounts (1,346,000 and 420,000).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008